                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO. _________)


                            JONES INTERCABLE, INC.
- --------------------------------------------------------------------------------
                               (Name of Issuer)

                          Common Stock, $.01 Par Value
                                      and
                     Class A Common Stock, $.01 Par Value
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  480206101
                                  480206200
- --------------------------------------------------------------------------------
                                (CUSIP Numbers)

                              Elizabeth M. Steele
              9697 E. Mineral Avenue, Englewood, Colorado  80112
- --------------------------------------------------------------------------------
     (Name, Address and Telephone Number of Person Authorized to Receive
                         Notices and Communications)

                               December 20, 1994
- --------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13D-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

     (COMMON STOCK)                                           PAGE 2 OF 61 PAGES
CUSIP NO.   480206101

- --------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OF I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Glenn R. Jones.
      Social Security No. ###-##-####

- --------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                           (a)  /X/

                                                           (b) /X/
- --------------------------------------------------------------------------------
3     SEC USE ONLY

- --------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
      OO

- --------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                       /  /
- --------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      USA
- --------------------------------------------------------------------------------

                                    7     SOLE VOTING POWER
           NUMBER OF                           0
             SHARES                 -------------------------------------------
          BENEFICIALLY
            OWNED BY                8     SHARED VOTING POWER
              EACH
           REPORTING                           2,878,151
             PERSON                 -------------------------------------------
              WITH
                                    9     SOLE DISPOSITIVE POWER
                                               0
                                    -------------------------------------------

                                    10    SHARED DISPOSITIVE POWER
                                               2,878,151
- --------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      2,878,151 (See Item 5)
- --------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                         /  /
- --------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      56.3%
- --------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
                       IN
- --------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

     (CLASS A COMMON STOCK)                                  PAGE 3 OF 61 PAGES
CUSIP NO.  480206200

- --------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OF I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Glenn R. Jones.
      Social Security No. ###-##-####

- --------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                               (a)  /X/
                                                               (b)  /X/

- --------------------------------------------------------------------------------
3     SEC USE ONLY

- --------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
      OO

- --------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                           /  /

- --------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      USA
- --------------------------------------------------------------------------------

                                    7     SOLE VOTING POWER
           NUMBER OF                           397,110
             SHARES                 --------------------------------------------
          BENEFICIALLY
            OWNED BY                8     SHARED VOTING POWER
              EACH
           REPORTING                           2,372,568
             PERSON                 --------------------------------------------
              WITH
                                    9     SOLE DISPOSITIVE POWER
                                               397,110
                                    --------------------------------------------

                                    10    SHARED DISPOSITIVE POWER
                                               2,372,568

- --------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      2,769,678 (See Item 5)

- --------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                     /  /

- --------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      10.6%

- --------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
                       IN
- --------------------------------------------------------------------------------


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

           (COMMON STOCK)                                   PAGE 4 OF 61 PAGES
CUSIP NO.      480206101

- --------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OF I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Jones International, Ltd.
      I.R.S. Identification No. 84-0595284

- --------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                              (a)  /X/
                                                              (b) /X/
- --------------------------------------------------------------------------------
3     SEC USE ONLY

- --------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
      OO
- --------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                          / /

- --------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Jones International, Ltd., a Colorado corporation.  Principal business and address:  A holding company; 9697 E. Mineral Avenue,
      Englewood, Colorado  80112.
- --------------------------------------------------------------------------------
                                    7     SOLE VOTING POWER
           NUMBER OF                           0
             SHARES
          BENEFICIALLY              --------------------------------------------
            OWNED BY                8     SHARED VOTING POWER
              EACH
           REPORTING                           2,878,151
             PERSON
              WITH                  --------------------------------------------
                                    9     SOLE DISPOSITIVE POWER
                                               0
                                    --------------------------------------------
                                    10    SHARED DISPOSITIVE POWER
                                               2,878,151

- --------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      2,878,151 (See Item 5)

- --------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                  /  /

- --------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      56.3%

- --------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
                       HC

- --------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

           (CLASS A COMMON STOCK)                            PAGE 5 OF 61 PAGES
CUSIP NO.      480206200

- --------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OF I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Jones International, Ltd.
      I.R.S. Identification No. 84-0595284

- --------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                              (a)  /X/
                                                              (b) /X/
- --------------------------------------------------------------------------------
3     SEC USE ONLY

- --------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
      OO
- --------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                          / /

- --------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Jones International, Ltd., a Colorado corporation.  Principal business and address:  A holding company; 9697 E. Mineral Avenue,
      Englewood, Colorado  80112.
- --------------------------------------------------------------------------------
                                    7     SOLE VOTING POWER
           NUMBER OF                           0
             SHARES
          BENEFICIALLY              --------------------------------------------
            OWNED BY                8     SHARED VOTING POWER
              EACH
           REPORTING                           2,372,568
             PERSON
              WITH                  --------------------------------------------
                                    9     SOLE DISPOSITIVE POWER
                                               0
                                    --------------------------------------------
                                    10    SHARED DISPOSITIVE POWER
                                               2,372,568

- --------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      2,372,568 (See Item 5)

- --------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                  /  /

- --------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      9.1%

- --------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
                       HC

- --------------------------------------------------------------------------------


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.          SECURITY AND ISSUER

                 The classes of equity securities to which this statement relates are (i) the Common Stock, $.01 par value per share, of Jones Intercable, Inc., a Colorado corporation (the "Company"), and (ii) the Class A Common Stock, $.01 par value per share, of the Company. The address of the Company's principal executive offices is 9697 E. Mineral Avenue, Englewood, Colorado 80112.

ITEM 2.          IDENTITY AND BACKGROUND:

                 The names of the persons filing this statement are:

                 1. Glenn R. Jones*, an individual residing in the State of Colorado.

                 2. Jones International, Ltd., a Colorado corporation ("International"). Mr. Jones is the Chairman of the Board of Directors and Chief Executive Officer of International and owns all of the outstanding shares of International. The principal business of International is acting as a holding company.

                 3. Jones Entertainment Group, Ltd., a Colorado corporation ("JEG"), is wholly owned by Jones Digital Century, Inc., a Colorado corporation 81% owned by International, 14% owned by Mr. Jones and 5% owned by a member of Mr. Jones' family. The principal business of JEG is the production of entertainment programming.

                 4. Jones Space Segment, Inc., a Colorado corporation ("JSS"), is 81% owned by International and 19% by Mr. Jones. The principal business of JSS is leasing satellite space on a communications satellite.

                 5. Jones Global Group, Inc., a Colorado corporation ("JGG"), is 62% owned by International and 38% by Intercable. The principal business of JGG is acting as a holding company.

_______________

*Through Mr. Jones' direct and indirect ownership of International and Intercable, Mr. Jones may be deemed to be the beneficial owner of all the Common Stock and Class A Common Stock held by each of the Jones Entities (as defined on the following page).

                 6. Jones Interdigital, Inc., a Colorado corporation ("Interdigital"), is wholly owned by International. The principal business of Interdigital is leasing equipment for the various Jones companies.

                 The foregoing persons (Nos. 1 through 6 above) are hereinafter collectively referred to as the "Jones Entities". The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of each of the Jones Entities are set forth on Schedules A through E attached hereto. The address of the principal business office for each of the Jones Entities is 9697 E. Mineral Avenue, Englewood, Colorado 80112.

                 During the last five years, none of the Jones Entities, nor any other person controlling any of the Jones Entities, nor, to the best of the Jones Entities knowledge, any of the persons listed on Schedules A through E attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                 The Jones Entities acquired 2,393,382 shares of the Common Stock and all of the Class A Common Stock reported herein pursuant to an Exchange Agreement and Plan of Reorganization and Liquidation (the "Reorganization Agreement") dated as of May 31, 1994, as amended, between the Company and Jones Spacelink, Ltd., a Colorado corporation ("Spacelink"), whereby the Jones Entities exchanged their shares of Class A Common Stock of Spacelink for shares of Common Stock and Class A Common Stock of the Company.

ITEM 4.          PURPOSE OF TRANSACTION

                 As a result of the Reorganization Agreement described in Item 3, and upon the dissolution and liquidation of Spacelink, the Jones Entities acquired the shares reported herein by operation of law.

                 On March 25, 1994, Bell Canada International Inc., a corporation incorporated under the Canada Business Corporations Act ("BCI") purchased 2,500,000 shares of Class A Common Stock of the Company for $22.00 per share. BCI acquired the shares of the Company's Class A Common Stock for the purposes of investment and as part of a proposed strategic relationship with the Company and certain of its affiliates. On May 31, 1994, the Company entered into a Stock Purchase Agreement with BCI (the "BCI Agreement"), whereby BCI agreed to acquire shares of Class A Common Stock of the Company to maintain a 30% equity interest in the Company. The BCI Agreement closed on December 20, 1994 (the "Closing"), and BCI acquired 7,414,300 shares of the Company's Class A Common Stock for $27.50 per share. BCI currently owns 31.7% of the outstanding capital stock of the Company. Simultaneously with the Closing, BCI also acquired options from the respective Jones Entities to purchase 2,878,151 shares of the Company's Common Stock, representing all of the Company's Common Stock owned by the Jones Entities (the "Option Agreements"). See Item 5.

                 In connection with the Closing, Patrick J. Lombardi, Howard O. Thrall and George J. Feltovich resigned from the Company's Board of Directors, and Derek H. Burney and Daniel E. Somers (both designated by BCI), and Robert
S. Zinn, David K. Zonker and Christine Jones Marocco (all designated by Mr. Jones) were appointed to the Board of Directors of the Company. BCI has the right to designate an additional member to the Company's Board of Directors and expects to exercise that right in 1995. In addition, BCI and Mr. Jones have the right to jointly designate three independent directors to the Board of Directors of the Company. This right is also expected to be exercised in 1995.

                 Pursuant to the terms of the Shareholders Agreement dated December 20, 1994, between Mr. Jones, International, BCI and the Company (the "Shareholders Agreement"), BCI has committed to invest a total of $400 million in the Company, of which $259 million has already been invested. The remaining $141 million is expected to be invested from time to time to maintain BCI's 30% equity interest in the Company.

ITEM 5.          INTEREST IN SECURITIES OF THE ISSUER

                 The Jones Entities believe that as of December 20, 1994, there were outstanding 5,113,021 shares of Common Stock and 26,131,388 shares of Class A Common Stock.

                 (a)      Amount Beneficially Owned:

                 (i)      Common Stock:



                              Number of
                              shares of      Number of Shares
                             Common Stock     of Common Stock          Percent
           Name             owned Directly   owned Indirectly        of Ownership
           ----             -------------    ----------------        ------------
Glenn R. Jones(1)                 0              2,878,151(2)           56.3%

International(1)                  0              2,878,151(2)           56.3%

BCI(3)                            0              2,878,151              56.3%


(1) For purposes of Rule 13d-3, Mr. Jones may be deemed to have beneficial ownership of the shares of Common Stock owned by International, JEG, JSS, JGG and Interdigital. Also for purposes of Rule 13d-3, International may be deemed to have beneficial ownership of the shares of Common Stock owned by JEG, JSS, JGG and Interdigital. All of the shares of Common Stock held by Mr. Jones are owned of record by a trust. See Item 6.

(2) Includes 474,400 shares held by Mr. Jones, 2,239,416 shares held by International, 100,400 shares held by JEG, 35,707 shares held by JSS, 27,585 shares held by JGG and 643 shares held by Interdigital. All of the shares of Common Stock held by International are owned of record by a trust. See Item 6.

(3) For purposes of Rule 13d-3(d)(1)(i), the Jones Entities are informed that BCI may be deemed to have beneficial ownership of the 2,878,151 shares of Common Stock covered by the Option Agreements (as defined in Item 6). By virtue of BCI being an indirect wholly-owned subsidiary of BCE Inc., a corporation incorporated under the Canada Business Corporations Act ("BCE"), the Jones Entities are informed that BCE may be deemed to beneficially own the 30% equity interest in the Company which is beneficially owned by BCI, and the 2,878,151 shares of Common Stock covered by the Option Agreements.

         Because of the existence of the Shareholders Agreement (see Item 4), Mr. Jones and International may be deemed, pursuant to Rule 13d-(5)(b)(1), to be members of a "group" with BCI. Mr. Jones and International, however, disclaim that they are members of a "group" with BCI. See also, Footnote 5 below.

                 The beneficial ownership of the Common Stock of the Company by each director and executive officer of the Jones Entities are set forth on Schedule F attached hereto.

                 (ii)     Class A Common Stock:



                              Number of
                              shares of      Number of Shares of
                            Class A Common     Class A Common
                             Stock owned         Stock owned             Percent
           Name                Directly          Indirectly            of Ownership
           ----                --------          ----------            ------------
Glenn R. Jones(1)             397,110(2)            2,372,568(3)          10.6%

International(1)              2,148,414               224,154(4)           9.1%

BCI                                                 9,914,300(5)          37.9%

(1) For purposes of Rule 13d-3, Mr. Jones may be deemed to have beneficial ownership of the shares of Class A Common Stock owned by International, JEG, JSS, JGG and Interdigital. Also for purposes of Rule 13d-3, International may be deemed to have beneficial ownership of the shares of Class A Common Stock owned by JEG, JSS, JGG and Interdigital.

(2)      Includes Mr. Jones' vested options to purchase 134,677 shares.

(3) Includes 2,148,414 shares held of record by International, 136,946 shares held of record by JEG, 48,705 shares held of record by JSS, 37,626 shares held of record by JGG and 877 shares held of record by Interdigital.

(4) Includes 136,946 shares held of record by JEG, 48,705 shares held of record by JSS, 37,626 shares held of record by JGG and 877 shares held of record by Interdigital.

(5) Under Rule 13d(5)(b)(1) the group is deemed to have acquired beneficial ownership of all of the equity securities of the Company beneficially owned by the other members of the group. However, Mr. Jones and International disclaim beneficial ownership of any shares of Common Stock or Class A Common Stock through any beneficial ownership by BCI. Information contained herein relating to BCI is provided to the best of the Jones Entities' knowledge.

                 The beneficial ownership of the Class A Common Stock of the Company by each director and executive officer of the Jones Entities are set forth on Schedule G attached hereto.

                 (b)      (i)  Voting Power and Disposition Power of the Common
Stock:

                                                             Sole Power to        Shared Power to
                     Sole Power to       Shared Power to     Dispose or to        Dispose or to
                     Vote or to Direct   Vote or to Direct   Direct the           Direct the
Name of Entity       the Vote            the Vote            Disposition          Disposition
- --------------       --------            --------            -----------          -----------
Glenn R. Jones            0                  2,878,151           0                 2,878,151

International             0                  2,878,151           0                 2,878,151

BCI                       0                     0                0                 2,878,151

                 (ii)  Voting Power and Disposition Power of the Class A Common
Stock:

                                                             Sole Power to        Shared Power to
                     Sole Power to       Shared Power to     Dispose or to        Dispose or to
                     Vote or to Direct   Vote or to Direct   Direct the           Direct the
Name of Entity       the Vote            the Vote            Disposition          Disposition
- --------------       --------            --------            -----------          -----------

Glenn R. Jones         397,110            2,372,568             397,110            2,372,568

International             0               2,372,568                0               2,372,568


                 (c) The following transactions in the Common Stock and Class A Common Stock have been effected during the last 60 days as follows (see
Item 6 also):

                          (i) Mr. Jones purchased 57,000 shares of Common Stock on the open market in November 1994.

                          (ii) On December 6, 1994, Mr. Jones exercised a stock option to purchase 200,000 shares of Common Stock at an exercise price of $6.125 per share.

                          (iii) As a result of the Reorganization Agreement, Mr. Jones and International acquired 2,393,382 shares of the Common Stock and all of the Class A Common Stock being reported herein.

                          (iv) Except as stated above and in Item 6, no transactions in the Common Stock or the Class A Common Stock have been effected during the last 60 days by any other person controlling the Jones Entities, or to the best of the Jones Entities' knowledge, any of the persons named in the attached Schedules hereto.

                 (d)      Not applicable.

                 (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                 a. Pursuant to the Reorganization Agreement, the Jones Entities exchanged their shares of Class A Common Stock of Spacelink for shares of Common Stock and Class A Common Stock of the Company.

                 b. On December 20, 1994, pursuant to the BCI Agreement, the Company entered into the Shareholders Agreement.

                 c. On December 20, 1994, BCI, through its agent, Morgan Guaranty Trust Company ("MGT"), entered into Option Agreements with each of the following entities: (i) Glenn Jones Grantor Business Trust ("GJ Trust"); (ii) Jones International Grantor Business Trust ("JI Trust"); (iii) JEG; (iv) JSS;
(v) JGG; and (vi) Interdigital. The number of shares of Common Stock covered by each Option Agreement is as follows:

            GRANTOR                            NUMBER OF SHARES
            -------                            ----------------
GJ Trust                                                474,400
JI Trust                                              2,239,416
JEG                                                     100,400
JSS                                                      35,707
JGG                                                      27,585
Interdigital                                                643

                 The Reorganization Agreement is Exhibit 1. The BCI Agreement is Exhibit 2. The form of Shareholders Agreement is Exhibit 3. The Option Agreement between MGT and JI Trust is Exhibit 4. All of the other Option Agreements are substantially similar except for the number of shares of Common Stock covered thereby, which is described above.


ITEM 7.          MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 1: Exchange Agreement and Plan of Reorganization and Liquidation dated as of May 31, 1994, as amended, between Spacelink and the Company. (1)

         Exhibit 2: Stock Purchase Agreement dated as of May 31, 1994, as amended, between BCI and the Company. (1)

         Exhibit 3: Form of Shareholders Agreement dated as of December 20, 1994, between Mr. Jones, International, BCI and the Company. (2)

         Exhibit 4: Option Agreement dated as of December 20, 1994, between MGT and JI Trust.

______________

(1) Incorporated by reference from the Company's Current Report on Form 8-K, electronically filed on June 6, 1994, and the amendments to said agreements are hereby incorporated by reference from Amendment No. 2 to Form S-4 Registration Statement and Proxy Statement of the Company filed with the Securities and Exchange Commission (Commission File No. 1-9953 and Registration No. 33-54527).

(2) Incorporated by reference from the Company's Current Report on Form 8-K, electronically filed on June 6, 1994, and identified as Exhibit C to the Stock Purchase Agreement filed as an Exhibit to such Form 8-K.

                                   SIGNATURES


         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:    December 30, 1994

                                      /s/ Glenn R. Jones
                                      Glenn R. Jones


                                      JONES INTERNATIONAL, LTD.


                                      By:  /s/ Robert S. Zinn
                                           Robert S. Zinn
                                           Vice President/Legal Affairs

                                   SCHEDULE A


                        DIRECTORS AND EXECUTIVE OFFICERS
                                       OF
                           JONES INTERNATIONAL, LTD.


         The name and title(s) of each of the directors and executive officers of Jones International, Ltd. are set forth below. Unless otherwise indicated below, the principal address, present principal occupation and citizenship of each of the directors and executive officers are 9697 E. Mineral Avenue, Englewood, CO 80112, cable television executive and USA, respectively.


      Name                                                 Title(s)
      ----                                                 --------
Glenn R. Jones                                   Chairman of the Board, Chief
                                                 Executive Officer and
                                                 President

Gregory J. Liptak                                Group President

Patrick J. Lombardi                              Group Vice President/Finance and
                                                 Director

Robert S. Zinn                                   Vice President/Legal Affairs

Elizabeth M. Steele                              Secretary

Christine Jones Marocco                          Director
Homemaker
25 East End Avenue
Apartment 14F
New York, NY  10028

                                   SCHEDULE B


                        DIRECTORS AND EXECUTIVE OFFICERS
                                       OF
                        JONES ENTERTAINMENT GROUP, LTD.


         The name and title(s) of each of the directors and executive officers of Jones Spacelink, Ltd. are set forth below. Unless otherwise indicated below, the principal address, present principal occupation and citizenship of each of the directors and executive officers are 9697 E. Mineral Avenue, Englewood, CO 80112, cable television executive and USA, respectively.


      Name                                                 Title(s)
      ----                                                 --------
Glenn R. Jones                                   Chairman of the Board, Chief Executive
                                                 Officer and President

Philip D. Fehrle                                 Executive Vice President
Entertainment Production
5300 Melrose Avenue
Third Floor
Hollywood, CA  90038

Theodore A. Henderson                            Vice President, Business Affairs
                                                 and Treasurer

Lani Daniels                                     Vice President, Creative Affairs
Entertainment Production
5300 Melrose Avenue
Third Floor
Hollywood, CA  90038

Nancy Anderson                                   Vice President/Marketing

Robert S. Zinn                                   Vice President/Legal Affairs

Elizabeth M. Steele                              Secretary

Bernard J. Luskin                                Director

Wilfred N. Cooper, Sr.                           Director
Investor
3158 Redhill Avenue
Suite 120
Costa Mesa, CA  92626

                                   SCHEDULE C


                        DIRECTORS AND EXECUTIVE OFFICERS
                                       OF
                           JONES SPACE SEGMENT, INC.


         The name and title(s) of each of the directors and executive officers of Jones Intercable, Inc. are set forth below. Unless otherwise indicated below, the principal address, present principal occupation and citizenship of each of the directors and executive officers are 9697 E. Mineral Avenue, Englewood, CO 80112, cable television executive and USA, respectively.


      Name                                                Title(s)
      ----                                                --------
Glenn R. Jones                                   Chairman of the Board
                                                 and President

Elizabeth M. Steele                              Vice President and Secretary

Robert S. Zinn                                   Vice President/Legal Affairs

Jay B. Lewis                                     Treasurer

Gregory J. Liptak                                Director

                                   SCHEDULE D


                        DIRECTORS AND EXECUTIVE OFFICERS
                                       OF
                            JONES GLOBAL GROUP, INC.


         The name and title(s) of each of the directors and executive officers of Jones U.K. Holdings, Inc. are set forth below. Unless otherwise indicated below, the principal address, present principal occupation and citizenship of each of the directors and executive officers are 9697 E. Mineral Avenue, Englewood, CO 80112, cable television executive and USA, respectively.


      Name                                                Title(s)
      ----                                                --------
Glenn R. Jones                                   Chairman of the Board and
                                                 Chief Executive Officer

Patrick J. Lombardi                              President and Director

James B. O'Brien                                 Group Vice President/
                                                 Operations and Director

Elizabeth M. Steele                              Vice President/General
                                                 Counsel and Secretary

J. Timothy Bryan                                 Vice President/Finance and Treasurer

Robert S. Zinn                                   Vice President/Legal Affairs

Raphael M. Solot                                 Director
Attorney
55 Madison Street
Suite 410
Denver, CO  80206

                                   SCHEDULE E


                        DIRECTORS AND EXECUTIVE OFFICERS
                                       OF
                            JONES INTERDIGITAL, INC.


         The name and title(s) of each of the directors and executive officers of Jones Intercable of Leeds, Inc. are set forth below. Unless otherwise indicated below, the principal address, present principal occupation and citizenship of each of the directors and executive officers are 9697 E. Mineral Avenue, Englewood, CO 80112, cable television executive and USA, respectively.


      Name                                             Title(s)
      ----                                             --------
Glenn R. Jones                       Chief Executive Officer, President and Director

Elizabeth M. Steele                  Vice President and Secretary

Jay B. Lewis                         Treasurer

Timothy J. Burke                     Director

                                   SCHEDULE F


                          BENEFICIAL OWNERSHIP OF THE
                                  COMMON STOCK


         Set forth below are the directors and executive officers of the Jones Entities who beneficially own shares of Common Stock at December 20, 1994. The ownership below does not set forth shares of the Common Stock that will be acquired pursuant to the Reorganization Agreement.


                                            Number of Shares
                                            ----------------
              Name                          of Common Stock
              ----                          ---------------
Patrick J. Lombardi                               1,300


         The foregoing shares are not included in the Jones Entities' ownership because the foregoing individual has the sole power to vote and dispose of his shares shown above.

                                   SCHEDULE G

                          BENEFICIAL OWNERSHIP OF THE
                              CLASS A COMMON STOCK

         Set forth below are the directors and executive officers of the Jones Entities who beneficially own shares of Class A Common Stock at December 20, 1994. The ownership below does not set forth shares of the Class A Common Stock that will be acquired pursuant to the Reorganization Agreement


                                                                   Number of Shares
                                                                   ----------------
           Name                                                 of Class A Common Stock
           ----                                                 -----------------------
Gregory J. Liptak                                                      85,600(1)

Patrick J. Lombardi                                                    30,123(2)

Nancy Anderson                                                          800(3)

James B. O'Brien                                                       19,376(4)

J. Timothy Bryan                                                        837(5)

Timothy J. Burke                                                       1,125(6)

___________

(1)      Includes 50,000 shares pursuant to a vested stock option.
(2)      Includes 28,000 shares pursuant to a vested stock option.
(3)      Represents shares pursuant to a vested stock option.
(4)      Includes 9,376 shares pursuant to a vested stock option.
(5)      Represents shares pursuant to a vested stock option.
(6)      Represents shares pursuant to a vested stock option.


                 The foregoing shares are not included in International's or Mr. Jones' ownership because each of the foregoing individuals has the sole power to vote and dispose of his or her respective shares shown above.

                                 EXHIBIT INDEX


 Exhibit
 Number                   Exhibit                                          PAGE
 ------                   -------                                          ----
Exhibit 1:       Exchange Agreement and Plan of Reorganization and
                 Liquidation dated as of May 31, 1994, as amended,
                 between  Spacelink and the Company.  (1)

Exhibit 2:       Stock Purchase Agreement dated as of May 31, 1994, as
                 amended, between BCI and the Company.  (1)

Exhibit 3:       Form of Shareholders Agreement dated as of December
                 20, 1994, between Mr. Jones, International, BCI and
                 the Company.  (2)

Exhibit 4:       Option Agreement dated as of December 20, 1994,            25
                 between MGT and JI Trust.


______________

(1) Incorporated by reference from the Company's Current Report on Form 8-K, electronically filed on June 6, 1994, and the amendments to said agreements are hereby incorporated by reference from Amendment No. 2 to Form S-4 Registration Statement and Proxy Statement of the Company filed with the Securities and Exchange Commission (Commission File No. 1-9953 and Registration No. 33-54527).

(2) Incorporated by reference from the Company's Current Report on Form 8-K, electronically filed on June 6, 1994, and identified as Exhibit C to the Stock Purchase Agreement filed as an Exhibit to such Form 8-K.